Banc of America Mortgage Securities, Inc.
                             214 North Tryon Street
                         Charlotte, North Carolina 28255


                                  May 17, 2006


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

      Re:   Banc of America Mortgage Securities, Inc.
            Post-Effective Amendment No. 1 to Registration Statement on Form S-3 Registration No. 333-132249

Ladies and Gentlemen:

            Pursuant to Rule 477 under the Securities Act of 1933, as amended, Banc of America Mortgage Securities, Inc. (the "Registrant") hereby requests the withdrawal today of the Post-Effective Amendment No. 1 to Form S-3 Registration Statement (the "Post-Effective Amendment") filed on May 12, 2006 through the EDGAR system under File No. 333-132249, because it was inadvertently filed under an incorrect submission type. The Registrant is concurrently filing the Post-Effective Amendment under the correct submission type.

                                    Very truly yours,

                                    BANC OF AMERICA MORTGAGE
                                    SECURITIES, INC.

                                    By:/s/ Judy Lowman
                                       -----------------------------------------
                                    Name:  Judy Lowman
                                    Title: Senior Vice President